UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 16, 2003**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer I.D. No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Item 5. Other Events and Regulation FD Disclosure.

The following is Caterpillar Inc.'s prepared statements from the results webcast held on April 16, 2003. The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.


1Q03 Caterpillar Results Conference Call Prepared Remarks


Opening Remarks

Good morning and welcome to Caterpillar's First Quarter 2003 results conference call. I'm Nancy Snowden, Director of Investor Relations.

With me is Lynn McPheeters, Vice President and Chief Financial Officer. We will address your questions during the Q&A portion of today's call.

This morning I'll cover our first quarter results, discuss a couple of special topics, review our outlook, go over the usual dealer retail numbers and wrap up with the Q & A. Certain information we will be discussing is forward looking and involves uncertainties that could impact expected results. A discussion of those uncertainties is in a Form 8-K filed with the Securities & Exchange Commission today. OK, let's start with the first quarter results.

First Quarter Results

As you know, this morning we reported first-quarter sales and revenues of 4.82 billion dollars and profit per share of 37 cents.

SALES and REVENUES were up 412 million dollars from first quarter 2002, with Machinery up 264 million dollars and Engines up 116 million dollars. The increase was due to approximately 200 million dollar improvement in price realization, two-thirds of which was attributable to the favorable impact of currency. In addition, we experienced some higher volume in truck engines and machines. Price realization is defined as the impact of price changes, sales variances and currency fluctuations on sales. Sales variances include items such as warranty, special retail and wholesale incentive programs, and manufacturer and cash discounts.

PROFIT was 49 million dollars higher in first quarter of 2003 compared with 2002 as a result of operational efficiencies of approximately 70 million dollars, improved price realization, excluding currency and on-highway truck and bus engines, of about 40 million dollars, lower research and development expenses of about 25 million dollars and the favorable impact of higher sales volume, net of unfavorable product mix of approximately 20 million dollars. Offsetting these items were approximately 50 million dollars in higher retiree pension, health care and related benefit costs and the net unfavorable impact of currency of 20 million dollars. In addition, the changes in emission standards for on-highway truck and bus engines in North America resulted in a net unfavorable impact of approximately 20 million dollars. The impact of these changes include nonconformance penalties, product cost increases and ramp up production costs, partially offset by price increases on these engines.

Machinery and engines SG&A expenses were higher by 21 million dollars than first quarter 2002 levels, as a result of the unfavorable impact of currency and of absorbing a portion of the higher retiree pension, health care and related costs. Excluding the impact of higher retiree pension, health care and related costs, machinery and engines SG&A was approximately flat with first quarter 2002.

Now, I'll provide some comments on North American rental fleets and used equipment.

North American dedicated rental fleet utilization on a twelve- month rolling basis is continuing to run at a very strong rate -- about 65% - which is unchanged from the same period last year.

Rental rates for the rolling twelve months through March are unchanged from a year ago. Rental rates are forecasted to remain under pressure.

Overall, units in dedicated dealer rental fleets are down about 4 percent from a year ago. Dedicated dealer rental fleets consist of Rent-to-Rent units and units in Cat Rental Stores.

Rent-to-Rent units, which currently make up about 60 percent of the units in dealer rental fleets, are down 5 percent from a year ago.

The Cat Rental Stores, which generally rent smaller machines for shorter time periods, currently have about 40 percent of the rental units in dealer fleets. These fleets continue to grow and are up about 6 percent from a year ago.

North American dealers added 5 Rental Stores in first quarter 2003 for a total of 378 stores. About 10 more are expected by year-end 2003.

In the Europe/Africa/Middle East region, dealers had 714 rental outlets, 187 of which were converted to the Cat Rental Store identity as of quarter end. In Latin America, we had 93 stores and 74 in Asia/Pacific including Japan. At year-end 2003, we are expecting about 1,350 rental outlets throughout the world. Of these, 380 stores in the United States and Canada and about 470 in the rest of the world will have the Cat Rental Store identity.

North American used equipment prices trended down in the first quarter for most machines. We expect continued weakness in the near term. This used equipment reporting lags one quarter from the current quarter.

We announced worldwide machine and parts price increases to dealers averaging 2 to 2 and a half percent effective January 2, 2003. Caterpillar is resolute in holding to the price increase and has been invoicing our dealers at the increased price. However, transactions in the field during the first quarter were largely sales of pre-price increase inventory. As a result, it is too early to tell how much of the price increase will become permanent and whether our competitors will stand firm on their announced price increases.

Before I get into the outlook, I want to comment on two **SPECIAL TOPICS** that I think will be of interest.

First, is a quick update on 6 Sigma. We continue to gain momentum on our 6 Sigma efforts as we increased the number of black belts to 1,800. Currently over 55 dealers and 135 suppliers are deploying 6 Sigma and chartering 6 Sigma projects for their businesses. This is a critical step in strengthening our entire value chain and improving customer and shareholder value. We have over 5,000 projects underway, with over 2,500 pending. I will not be giving any specific numbers, but our target for 6 Sigma benefits in 2003 exceeds the goal achieved in 2002. We are on track to achieving our 2003 goal.

Second an update on our Advanced Combustion Emissions Reduction Technology, or ACERT.

The ACERT program remains right on schedule. We now hold EPA certification for two ACERT engines - the C7 on-highway and C9 urban bus engines. We started shipping medium-duty engines during the first quarter of 2003 and expect to start shipping heavy-duty engines in the second quarter. By year end all Caterpillar on-highway truck and bus engines produced for the US market will incorporate ACERT technology. ACERT engines in on-road applications continue to perform in accordance with our expectations and will have accumulated 10.2 million miles by October 2003. Results to date indicate we are on track to deliver the reliability and fuel economy we have promised.

All Caterpillar bridge engines are unconditionally EPA certified, and market acceptance of our bridge engines has been strong. On highway sales to users were up more than 20 percent over the first quarter of 2002 as reported in the Ward's report. While our projection for ACERT unit volumes remains unchanged, the surge in bridge demand will create an increase in nonconformance penalties that will only partially be offset with the price increases on this bridge product. We now expect the net unfavorable impact of changes to the emission standards for on-highway truck and bus engines during 2003 to be about 30 million dollars after tax. In 2002 this unfavorable impact was 17 million dollars. Although the negative impact of the changes in emission standards is higher, incremental sales of these engines do generate incremental margin.

ACERT will provide a technology platform for our engines through the end of the decade -- and allow us to meet the three major sets of engine emissions regulations that impact Caterpillar's engine products.   The first is the off-highway deadline of January 2005. With ACERT, we also have a line of sight to the 2007 and 2010 on-highway diesel emissions standards. The 2010 emissions requirement will represent a 90 percent reduction in emissions relative to current on-highway engines -- and a 98% reduction from the engines that were produced in the 1980's. Meeting the aggressive off highway emissions regulations announced yesterday by the Bush Administration will stretch all engine manufacturers, but Caterpillar is well positioned to provide a long term solution with our breakthrough ACERT Technology. We anticipate that the R&D expense required to meet these regulations will be within our normal engine R&D budget.

ACERT is truly breakthrough technology that will meet the clean air goals we support- while maintaining the superior engine reliability and performance our customers have come to expect from Caterpillar products. We are confident that this technology will provide us with significant advantages, providing a cleaner environment for everyone and exceptional value to our customers.

Now, for the **OUTLOOK.**

Worldwide economic and geopolitical uncertainties remain at relatively elevated levels in the early months of 2003. We expect this will dampen the economic recovery in the first half of 2003, but growth is expected to improve in the second half. In this environment, worldwide industry opportunity is expected to be about the same as 2002. Included in this is a revision of our expectation of industry sales of heavy-duty truck engines in North America, including Mexico, to between 140,000 units on the low end and 160,000 on the high end in 2003. This projection is still lower than the 2002 industry due to the significant pre-buy that took place prior to October 2002. Therefore our overall outlook has improved somewhat, but given the degree of uncertainty in the business environment the balance of the year will prove challenging. 2003 Company sales and revenues are expected to be flat to up 4 percent from 2002 levels. We continue to anticipate improved operational results will offset most of the 300 million dollars of higher post-retirement costs. Financial Products revenues are expected to increase approximately 10 percent, primarily driven by Caterpillar Financial's record portfolio additions in 2002. Therefore, despite the increased benefit costs, profit should be in the range of two dollars and twenty cents to two dollars and thirty cents. Full details of the outlook for 2003, including other assumptions, are contained in the company's press release issued today.

We are providing supplemental information including sales to user and dealer inventory levels. Due to time lags between our sales to dealers and dealer sales to users we believe this information will help readers better understand our business.

Retail Numbers

Now I'll review dealer retail machine numbers and reciprocating and turbine engine sales to users and OEM's. All comparisons are based on constant dollars.

Retail Sales of Machines for the 3 months ending March 2003 compared with the same 3 months of 2002 are:

Asia Pacific	EAME	Latin America	Subtotal	North America	World
Up 7 %	DN 6%	Up 11%	Flat	Up 6%	Up 3%

Retail machine sales were up in all marketing regions except Europe Africa and the Middle East. North American retail sales benefited from 27 percent growth in deliveries of machines to dealer rental operations. Continuing strong sales in China, principally resulting from road construction, supported the 7 percent increase in Asia Pacific. Fourteen percent lower sales in Europe resulted from slow economic growth and uncertainty regarding the armed conflict in Iraq.

For the 3 months ending March 2003 compared with the same 3 months of 2002, total Reciprocating and Turbine Engine Sales to Users and OEM's were as follows:

Electric Power	Industrial Engines	Marine Engines	Truck & Bus Engines	Petroleum	Total
Dn 14%	Up10%	Dn 8%	Up 24%	Dn 7%	Up 1%

Now, let's **turn to Dealer Machine Inventories.** First, sequentially, comparing March with February 2003.

Asia Pacific	EAME	Latin America	Subtotal	North America	World
Up 10%	Up 8%	Up 4%	Up 8%	Up 9%	Up 8%

Next, year over year, comparing March 2003 with March 2002.

Asia Pacific	EAME	Latin America	Subtotal	North America	World
Up 33%	Up 7%	Dn 36%	Up 4%	Up 4%	Up 4%

Dealer inventories of new machines at the end of March compared with year-end were up on a worldwide basis about 270 million dollars, most of which occurred in North America as dealers are preparing for the upcoming selling season. Dealer inventories, related to sales, are still lower than a year ago so that an increase in retail demand should translate to increased sales by Caterpillar. Our expectation for full-year 2003 is for dealer new machine inventories to decrease in the 120 million dollar range on a worldwide basis.

Asia Pacific dealer new machine inventories are at 2.2 months of sales, down from 2.8 a year ago.

Europe/Africa/Middle East dealers are at 2.7 months of sales, down from 3.0 months a year ago.

Dealer new machine inventories in Latin America are at 2.4 months of sales, down from 3.2 months a year ago.

Dealer new machine inventories for the subtotal of these three regions outside North America are at 2.5 months of sales, which is down from 3.0 months a year ago.

North American dealer machine inventories are at 2.5 months of sales, up from 2.4 months.

Overall, on a worldwide basis, dealer machine inventories are at 2.5 months of sales down from 2.7 months a year ago.

The retail statistics for March are also available on voice mail through May 15 by calling 309-675-8000.

O&A

OK, now it's time to move to the Q&A portion of the call. In the interest of time and fairness to others, please limit yourself to one question and one follow up. First question please...

Closing

It's been a pleasure sharing Caterpillar's results with all of you this morning. If you didn't get your questions asked today, please call me. Thanks for your interest in Caterpillar. Goodbye.

SAFE HARBOR STATEMENT UNDER THE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements contained in our First-Quarter 2003 Results Release and prepared statements from the related results webcast are forward-looking and involve uncertainties that could significantly impact results. The words "believes," "expects," "estimates," "anticipates," "will be" and similar words or expressions identify forward-looking statements made on behalf of Caterpillar. Uncertainties include factors that affect international businesses, as well as matters specific to the company and the markets it serves.

World Economic Factors

Our current outlook calls for moderate growth in the U.S. economy in 2003. Our outlook assumes that the events of September 11, 2001 and the recent armed conflict in Iraq were unique one-time events and that there will be no further events of this magnitude in 2003. If, however, there are other significant shocks or sequence of shocks, financial, economic or acts of war and/or political terror, there could be a more protracted negative impact on consumer spending, housing starts, and capital spending which would negatively impact company results.

U.S. GDP growth is expected to improve to over 3% in the second half of 2003. Should recent interest rate reductions and fiscal stimulus measures fail to boost growth in the U.S. economy as expected, leading to renewed economic weakness, then sales of machines and engines may be lower than expected. The outlook also projects that economic growth will continue in Asia/Pacific, Africa & Middle East and the CIS. Growth is expected to improve in Europe, Japan and Latin America. If, for any reason, these projected growth rates or improvements do not occur, sales would likely be lower than anticipated in the affected region. Persistent weakness in the construction sector in Japan is leading to lower machine sales in the Japanese market. In general, renewed currency speculation, significant declines in the stock markets, further oil or energy price increases, political disruptions or higher interest rates could result in weaker than anticipated economic growth and worldwide sales of both machines and engines could be lower than expected as a result.

Economic recovery could also be delayed or weakened by growing budget or current account deficits or inappropriate government policies. In particular, our outlook assumes that Europe, the United Kingdom and Canada maintain economic stimulus policies and that the Japanese government remains committed to stimulating their economic recovery with appropriate monetary and fiscal policies. The outlook also assumes that the Brazilian government follows through with promised fiscal and structural reforms; and that the Venezuela crisis is confined to Venezuela and does not spill over to negatively impact growth prospects in neighboring countries. If political instability continues to deteriorate leading to negative spillover effects, this could result in greater regional economic and financial uncertainty and weaker regional growth.

Our outlook for 2003 also assumes that currency markets remain relatively stable, that average world oil prices fluctuate in a range of $22 to $29 a barrel, and equity markets recover. If commodity and/or currency markets experience a significant increase in volatility, and/or stock markets show further weakness, uncertainty would increase, both of which would result in slower economic growth, lower sales and potential impairment of investments. In addition, an eruption of political violence in the Middle East or a more lengthy armed conflict with Iraq could lead to oil supply disruptions and persistent upward pressure on oil prices. In this case business and consumer confidence would fall and inflation pressures would move up leading to slower world economic growth and lower company sales. The Russian economy has improved, but political and economic uncertainty remains high and an unexpected deterioration could impact worldwide stock or currency markets, which in turn could weaken company sales.

Commodity Prices

The outlook for our sales also depends on commodity prices. Industrial metal prices recovered in 2002, and further gains are projected in 2003. But production rates are depressed and machine sales to the industrial metals industry are expected to be about flat. Oil prices remained flat near $25 in 2002. We are expecting oil prices to be about flat - an average price of $22 to $29 a barrel in 2003. Based on this forecast, equipment sales into sectors that are sensitive to crude oil prices are expected to be about flat. If, for whatever reason, average oil prices are significantly higher for the duration of 2003, our results would be negatively impacted.

Extended weakness in world economic growth could lead to sharp declines in commodity prices and production and lower than expected sales to the industrial metals and agriculture sectors.

Monetary and Fiscal Policies

For most companies operating in a global economy, monetary and fiscal policies implemented in the U.S. and abroad could have a significant impact on economic growth, and, accordingly, demand for a product. In the United States, the Federal Reserve reduced interest rates in 2002. These actions, together with projected federal tax cuts, and other fiscal stimulus measures are expected to lead to moderate U.S. growth in 2003, with some acceleration in momentum in the second half. In Europe, the European Central Bank reduced interest rates in 2002, further reductions are expected and growth in Europe is expected to improve in 2003. However, recent currency movements leading to a stronger euro may dampen European growth prospects in 2003 and this would cause machine sales to be lower than expected.

In general, higher than expected interest rates, reductions in government spending, higher taxes, significant currency devaluations, and uncertainty over key policies are some factors likely to lead to slower economic growth and lower industry demand. The current outlook is for moderate U.S. growth in 2003 near 3%. This is expected to lead to about flat industry sales levels. If, for whatever reason, there was a setback leading to weak or negative growth in 2003, then demand for company products could fall in the U.S. and Canada and would also be lower throughout the rest of the world.

Political Factors

Political factors in the U.S. and abroad have a major impact on global companies. In 2001, the U.S. Congress enacted a tax cut with the first reductions effective in the third and fourth quarters of 2001 and with additional benefits in 2002, which is having and should continue to have a positive impact on the U.S. economy. The company is one of the largest U.S. exporters as a percentage of sales. International trade and fiscal policies implemented in the U.S. this year could impact the company's ability to expand its business abroad. U.S. foreign relations with certain countries and any related restrictions imposed could also have a significant impact on foreign sales. There are a number of significant political developments in Latin America, Asia, and Africa/Middle East which are expected to take place in 2003 that could affect U.S. trade policies and/or de-stabilize local market conditions leading to lower company sales. In particular, a recent escalation of political uncertainty in Venezuela and the Middle East is contributing to a decline in business confidence and reduced capital investment intentions.

In addition, significant political and economic instability persists in Argentina, Venezuela, the Middle East and Indonesia. Our outlook assumes that the effects of instability in Venezuela will be confined to Venezuela and not spread to other countries in the region. Our outlook also assumes that stability will ultimately be restored in Argentina, Indonesia and Venezuela through democratic means. If, however, the instability persists, worsens or spreads to other countries in the region, it could materially impact company sales into Argentina, Indonesia, Venezuela and other countries in the region. In addition, our outlook assumes that the armed conflict in Iraq is short and has no net impact on sales for the year. In addition, we assume that recent terrorist incidents in Indonesia do not lead to a major, persistent escalation of political and economic uncertainty in that country.

In recent months there has been a significant escalation in political tensions in North Korea. Caterpillar does not sell machine or engine products to North Korea and our outlook assumes there will not be a military conflict there. If, however, there is a significant escalation of political tensions in North Korea, leading to a significant military build-up or increase in hostilities between North and South Korea, it could have a negative impact on sales to South Korea and other neighboring countries in the Asia/Pacific region.

Our outlook also assumes that the Iraq war is relatively short. If the Iraq conflict persists for the duration of 2003, it is likely business and consumer confidence will drop sharply, resulting in stagnant worldwide economic growth and declines in worldwide business demand. In this scenario, worldwide company sales would likely fall about 10 percent from 2002.

Currency Fluctuations

Currency fluctuations are also an unknown for global companies. The company has facilities in major sales areas throughout the world and significant costs and revenues in most major currencies. This diversification greatly reduces the overall impact of currency movements on results. However, if the U.S. dollar strengthens suddenly against foreign currencies, the conversion of net non-U.S. dollar proceeds to U.S. dollars would somewhat adversely impact the company's results. Since the company's largest manufacturing presence is in the U.S., any unexpected strengthening of the U.S. dollar versus key overseas currencies could have an unfavorable impact on our global competitiveness.

Dealer Practices

A majority of the company's sales are made through its independent dealer distribution network. Dealer practices, such as changes in inventory levels for both new and rental equipment, are not within the company's control (primarily because these practices depend upon the dealer's assessment of anticipated sales and the appropriate level of inventory) and may have a significant positive or negative impact on our results. In particular, the outlook assumes that dealer inventories of new machines will be slightly lower at the end of 2003 than at the end of 2002. If dealers reduce inventory levels more than anticipated, company sales will be adversely impacted.

Other Factors

The rate of infrastructure spending, housing starts, commercial construction and mining play a significant role in the company's results. Our products are an integral component of these activities and as these activities increase or decrease in the U.S. or abroad, demand for our products may be significantly impacted. In 1999, the six-year Federal highway bill did not boost U.S. sales as much as anticipated due to delays in getting major capital projects for highways underway. In 2000/2001 there was an increase in the volume of highway construction contracts, which had a positive impact on sales of certain types of equipment. Highway construction contracts in 2002 were up slightly, and heavy construction machine sales were also up slightly. The appropriations bill approving federal funding for highways, streets, bridges, airports, etc. for fiscal 2002/03 (the final year of the TEA 21 legislation) was approved in January 2003, with a 1% decline in overall Federal funding. This funding level was 1% below expectation. Furthermore, if infrastructure spending plans are reduced by Federal and/or state governments due to worsening budget constraints, machine sales will likely be lower in 2003.

Pursuant to a Consent Decree Caterpillar entered into with the United States Environmental Protection Agency (EPA), the company was required to meet certain emission standards by October 2002. The Consent Decree provides for the possibility that diesel engine manufacturers may not be able to meet these standards exactly on that date, and allows companies to continue selling non-compliant engines if they pay non-conformance penalties (NCPs) on those engines. The company began shipping lower emission engines in October 2002 as a "bridge" until the fully compliant ACERT engines are introduced in 2003. These "bridge" engines require the payment of NCPs. Emissions standard changes negatively impacted our financial results in 2002, by $17 million after tax (5 cents per share). We expect the net unfavorable impact in 2003 to be no more than the 2002 impact. We do not anticipate having to pay any NCPs on our medium-duty engines in 2003 due to credits we banked in 2001 and 2002. Early in 2003, Caterpillar will begin ramping up production of medium-duty and heavy-duty compliant ACERT engines. We do not anticipate paying NCPs beyond 2003. If these assumptions are not realized, company performance could be negatively impacted.

Projected cost savings or synergies from alliances with new partners could also be negatively impacted by a variety of factors. These factors could include, among other things, higher than expected wages, energy and/or materials costs, and/or higher than expected financing costs due to unforeseen changes in central bank interest rate policies. Cost savings could also be negatively impacted by unforeseen changes in tax, trade, environmental, labor, safety, payroll or pension policies in any of the jurisdictions where the alliances conduct their operations.

Results may be impacted positively or negatively by changes in the sales mix. Our outlook assumes a certain geographic mix of sales as well as a product mix of sales. If actual results vary from this projected geographic and product mix of sales, our results could be negatively impacted.

The company operates in a highly competitive environment and our outlook depends on a forecast of the company's share of industry sales. An unexpected reduction in that share could result from pricing or product strategies pursued by competitors, unanticipated product or manufacturing difficulties, a failure to price the product competitively, or an unexpected buildup in competitors' new machine or dealer owned rental fleets, leading to severe downward pressure on machine rental rates and/or used equipment prices.

The environment also remains very competitive from a pricing standpoint. Additional price discounting would result in lower than anticipated price realization.

Inherent in the operation of the Financial Products Division is the credit risk associated with its customers. The creditworthiness of each customer, and the rate of delinquencies, repossessions and net losses on customer obligations are directly impacted by several factors, including, but not limited to, relevant industry and economic conditions, the availability of capital, the experience and expertise of the customer's management team, commodity prices, political events, and the sustained value of the underlying collateral. Additionally, interest rate movements create a degree of risk to our operations by affecting the amount of our interest payments and the value of our fixed rate debt. While our policy is to use interest rate swap agreements to manage our exposure to interest rate changes and lower the costs of borrowed funds, if interest rates move upward more sharply than anticipated, it could negatively impact our results. With respect to our insurance operations, changes in the equity and bond markets could cause an impairment of the value of our investment portfolio, thus requiring a negative adjustment to earnings.

This discussion of uncertainties is by no means exhaustive but is designed to highlight important factors that may impact our outlook. Obvious factors such as general economic conditions throughout the world do not warrant further discussion but are noted to further emphasize the myriad of contingencies that may cause the company's actual results to differ from those currently anticipated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

April 16, 2003

By: /s/ James B. Buda

James B. Buda
Vice President